                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                          Guaranty National Corporation
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of class of securities)

                                    401192109
                                 (CUSIP Number)

                            Michael P. Maloney, Esq.
                  Vice President, General Counsel and Secretary
                            Orion Capital Corporation
                                600 Fifth Avenue
                            New York, New York 10020
                                 (212) 332-8080
- --------------------------------------------------------------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)

          Copies of all notices and communications should be sent to:

                              John J. McCann, Esq.
                         Donovan Leisure Newton & Irvine
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 632-3345

                                   May 8, 1996
- --------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following:[x]

Check the following box if a fee is being paid with this statement: [ ]

                  (Continued on following pages)

                 Exhibit Index Appears on Page 24

CUSIP No.401192109
- -----------------------------------------------------------------
 1)  Names of Reporting Persons  (a) Orion Capital Corporation
     S.S. or IRS Identification      IRS No. 95-6069054
     Nos. of Above Persons       (b) The Connecticut Indemnity
                                     Company
                                     IRS No. 06-0303520
                                 (c) Connecticut Specialty
                                     Insurance Company
                                     IRS No. 06-1121822
                                 (d) Design Professionals
                                     Insurance Company
                                     IRS No. 94-2319176
                                 (e) Employee Benefits
                                     Insurance Company
                                     IRS No. 95-1613489
                                 (f) EBI Indemnity Company
                                     IRS No. 06-1008792
                                 (g) The Fire and Casualty
                                     Insurance Company of
                                     Connecticut
                                     IRS No. 06-0640218
                                 (h) Security Insurance
                                     Company of Hartford
                                     IRS No. 06-0529570
                                 (i) Security Reinsurance
                                     Company
                                     IRS No. 06-1008792
                                 (j) SecurityRe, Inc.
                                     IRS No. 06-1008789
- --------------------------------------------------------------
2)  Check the Appropriate Box if a      (a)
    Member of a Group                   (b)  X
   (See Instructions)                   (c)  X
                                        (d)  X
                                        (e)  X
                                        (f)  X
                                        (g)  X
                                        (h)  X
                                        (i)  X
                                        (j)  X
- --------------------------------------------------------------
3)  SEC use Only
- --------------------------------------------------------------
                                 - 2 -

- ------------------------------------------------------------------
4)  Source of Funds                     (a)  WC
    (See Instructions)                  (b)  WC
                                        (c)  WC
                                        (d)  WC
                                        (e)  WC
                                        (f)  WC
                                        (g)  WC
                                        (h)  WC
                                        (i)  WC
                                        (j)  WC

- ------------------------------------------------------------------
5)  Check if Disclosure of Legal
    Proceedings are Required
    Pursuant to Items 2(d) or 2(e)
- ------------------------------------------------------------------
6)  Citizenship or Place of             (a)  Delaware
    Organization                        (b)  Connecticut
                                        (c)  Connecticut
                                        (d)  Connecticut
                                        (e)  Connecticut
                                        (f)  Connecticut
                                        (g)  Connecticut
                                        (h)  Connecticut
                                        (i)  Connecticut
                                        (j)  Connecticut
- ------------------------------------------------------------------
(7)                   Sole Voting
Number                Power                7,409,942
of Shares        (8)  Shared Voting
Beneficially          Power
Owned by         (9)  Sole Dispositive     7,409,942
Each Reporting        Power
Person With     (10)  Shared Dispositive
                      Power
- ------------------------------------------------------------------
11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person        7,409,942
- ------------------------------------------------------------------
12)  Check if the Aggregate Amount
     in Row (11) Excludes Certain Shares
     (See instructions)

- --------------------------------------------------------------
13)  Percent of Class Represented
     by Amount in Row (11)                  49.5%
- --------------------------------------------------------------
14)  Type of Reporting Person             (a) CO, HC
    (See Instructions)                    (b) CO, IC
                                          (c) CO, IC
                                          (d) CO, IC
                                          (e) CO, IC
                                          (f) CO, IC
                                          (g) CO, IC
                                          (h) CO, IC
                                          (i) CO, IC
                                          (j) CO

Item 1. Security and Issuer.

         This statement relates to the Common Stock, $1.00 par value (the "Common Stock"), of Guaranty National Corporation ("GNC" or the "Company"). The principal executive offices of GNC are located at 9800 South Meridian Boulevard, Englewood, Colorado 80112.

Item 2.  Identity and Background.


         This statement is filed by Orion Capital Corporation ("Orion"), a Delaware corporation with its principal executive offices at 600 Fifth Avenue, New York, New York 10020, and nine of Orion's wholly-owned subsidiaries, each of which is a corporation organized under the laws of the State of Connecticut: The Connecticut Indemnity Company ("CI"); Connecticut Specialty Insurance Company ("CSIC"); Design Professionals Insurance Company ("DPIC"); Employee Benefits Insurance Company ("EBIC"); EBI Indemnity Company ("EIC"); The Fire and Casualty Insurance Company of Connecticut ("F&C"); Security Insurance Company of Hartford ("SICH"); Security Reinsurance Company ("SRC"); and SecurityRe, Inc. ("SRI"). The principal offices of CI, CSIC, DPIC, EBIC, EIC, F&C, SICH, SRC and SRI are located at 9 Farm Springs Drive, Farm-ington, Connecticut 06032. Orion owns, directly or indirectly, all of the outstanding capital stock of each of CI, CSIC, DPIC, EBIC, EIC, F&C, SICH, SRC and SRI (collectively, the "Subsidiaries"). The Subsidiaries, other than SRI, underwrite and sell most types of property and casualty insurance with an emphasis on commercial insurance in specialized markets, particularly workers compensation and architect and engineer professional liability. SRI is engaged in facultative reinsurance management.

         This statement on Schedule 13D supplements and modifies the information contained in Amendment No. 2 to the Schedule 13G dated February 5, 1996 and filed in paper format by Orion and the Subsidiaries with respect to GNC's Common Stock.

         The executive officers and directors of Orion and the Subsidiaries, together with their present principal occupations and the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, appear in Appendix A hereto.

         Each of the persons listed in Appendix A hereto is a citizen of the United States, other than Graham Addington who is a citizen of the United Kingdom. Neither Orion nor any of the Subsidiaries, nor to their best knowledge, any officer or director of Orion or any Subsidiary has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The source and amount of funds to be used in making the cash tender offer referred to in Item 4 hereof are described in the Offer to Purchase dated May 8, 1996 (the "Offer to Purchase"), a copy of which is attached hereto as
Exhibit 1: specifically, the information set forth in the Offer to Purchase under SPECIAL FACTORS--SOURCE AND AMOUNT OF FUNDS--FINANCING OF THE OFFER is incorporated herein by reference.

Item 4.  Purpose of Transaction.

         On May 8, 1996 Orion and certain of the Subsidiaries listed in the Offer to Purchase (collectively, the "Purchasers") commenced a tender offer to purchase up to 4,600,000 outstanding shares of GNC Common Stock for $17.50 per share net to the seller in cash upon the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal, a copy of which is attached hereto as Exhibit 2. (The Offer to Purchase and the Letter of Transmittal together comprise the "Offer.") The information set forth in the Offer to Purchase under SPECIAL FACTORS -- BACKGROUND OF THE TRANSACTION; PURPOSE AND STRUCTURE OF THE TRANSACTION; PLANS FOR THE COMPANY AFTER THE OFFER, THE OFFER--SECTION 6. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; LISTING ON THE NEW YORK STOCK EXCHANGE; REGISTRATION UNDER THE EXCHANGE ACT and under THE OFFER--SECTION 10. Certain Conditions of the Offer is incorporated herein by reference.

         Purchases of shares of GNC Common Stock were made and the Offer to Purchase additional shares is being made because the shares are believed to represent a favorable investment opportunity. Each of Orion and the Subsidiaries intends to review its holdings of GNC Common Stock as they may exist from time to time. As a result of such reviews, Orion and the Subsidiaries may, to the extent consistent with and permitted by applicable regulations, decide (i) to increase such holdings (ii) to maintain its then current holdings, or (iii) to sell all or part of the GNC Common Stock owned by it from time to time in accordance with its own investment policies and limitations. The information set forth in the Offer to Purchase under SPECIAL FACTORS -- PURPOSE AND STRUCTURE OF THE TRANSACTION; PLANS FOR THE COMPANY AFTER THE OFFER is incorporated herein by reference.

         Except as set forth in the Offer to Purchase and subject to the foregoing, neither Orion nor any of its Subsidiaries, nor to the best of their knowledge, any officer or director of Orion or any Subsidiary, has any current plans or proposals which relate to, or would result in any of the following:

         (a) The acquisition by any person of additional securities of GNC, or the disposition of securities of GNC;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving GNC or any of its subsidiaries;

         (c) Any sale or transfer of a material amount of assets of GNC or any of its subsidiaries;

         (d) Any change in the present board of directors or management of GNC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of GNC;

         (f) Any other material change in GNC's business or corporate structure;

         (g) Any change in GNC's charter, by-laws or instruments corresponding thereto or any other actions which may impede the acquistion of control of GNC by any person;

         (h) Causing a class of securities of GNC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of GNC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer.

         According to GNC's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, there were 14,961,354 shares of GNC Common Stock outstanding as of May 6, 1996. The Subsidiaries own 7,409,942 shares in the aggregate or approximately 49.5% of GNC's Common Stock, as follows:

       Subsidiary                  Number of Shares
       -----------                 ----------------
        CI                              407,795
        CSIC                            110,154
        DPIC                            167,115
        EBIC                            493,612
        EIC                             505,379
        F&C                             197,416
        SICH                          4,921,802
        SRC                             538,955
        SRI                              67,714
                                      ---------
                                      7,409,942
                                      =========

Orion may continue to be deemed the beneficial owner of all shares of GNC Common Stock owned by the Subsidiaries. Since March 9, 1996, DPIC purchased 13,500 shares of GNC Common Stock on the dates and at the prices set forth in Appendix B hereto. All of the shares purchased by DPIC were purchased in open market transactions on the New York Stock Exchange.

         Each of the Subsidiaries has sole power to vote and dispose of its shares of GNC Common Stock; decisions with respect to acquisitions, voting and dispositions are made by the Investment Committee of each Subsidiary, a majority of whose members are officers and/or directors of Orion. Orion's voting control of each Subsidiary enables Orion ultimately to direct the acquisition, voting and disposition of the shares of GNC Common Stock held by the Subsidiaries.

         Except as set forth above or as listed in Appendix C hereto, or to the extent that the officers and directors of Orion and the Subsidiaries may be deemed to "beneficially own" shares of GNC Common Stock by reason of their voting power or investment power with respect to the shares owned by the Subsidiaries, no officer or director of Orion nor any of the Subsidiaries beneficially owns, or has the right to acquire, directly or indirectly, any shares of GNC Common Stock or has effected any transaction in shares of GNC Common Stock since March 9, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer


         The information set forth in the Offer to Purchase under INTRODUCTION, SPECIAL FACTORS -- BACKGROUND OF THE TRANSACTION, PURPOSE AND STRUCTURE OF THE TRANSACTION; PLANS FOR THE COMPANY AFTER THE OFFER; AND THE OFFER -- SECTION 8. CERTAIN INFORMATION CONCERNING THE PURCHASERS is incorporated by reference herein.

Item 7.  Materials to be filed as Exhibits

         Exhibit 1   -   Offer to Purchase dated May 8, 1996

         Exhibit 2   -   Form of Letter of Transmittal

         Exhibit 3   -   Form of Press Release of Orion dated May 7, 1996

                                   Signatures


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   ORION CAPITAL CORPORATION

                                   By: /s/ Raymond J. Schuyler
                                       ------------------------------
                                       Vice President-Investments


                                   THE CONNECTICUT INDEMNITY COMPANY

                                   CONNECTICUT SPECIALTY INSURANCE COMPANY

                                   DESIGN PROFESSIONALS INSURANCE COMPANY

                                   EMPLOYEE BENEFITS INSURANCE COMPANY

                                   EBI INDEMNITY COMPANY

                                   THE FIRE AND CASUALTY INSURANCE COMPANY OF
                                   CONNECTICUT

                                   SECURITY INSURANCE COMPANY OF HARTFORD

                                   SECURITY REINSURANCE COMPANY

                                   SECURITYRE, INC.



                                   By: /s/ Raymond J. Schuyler
                                       ---------------------------------
                                      Senior Vice President-Investments



Dated:  May 8, 1996

                                   APPENDICES


APPENDIX                                            Page
- -------                                             ----
 A               Names, addresses and principal       15
                 occupations of officers and
                 directors of Orion and the
                 Subsidiaries

 B               Purchases of GNC Common              22
                 Stock by DPIC

 C               Ownership of GNC Common
                 Stock by officers and
                 directors of Orion and the
                 Subsidiaries                         23

                                   APPENDIX A


                                             Principal Occupation
Name and Address                             of Employment
- ----------------------                       --------------------

Alan R. Gruber (1--9)                        Chairman of the Board and Chief
Orion Capital Corporation                    Executive Officer of Orion, Chair-
600 Fifth Avenue                             man of the Board of CI, CSIC, DPIC,
NewYork, NewYork 10020                       EBIC, EIC, F&C, SICH and SRC

W. Marston Becker (1--10)                    Vice Chairman of the Board of
Design Professionals Insurance Company       Orion, CI, CSIC, EBIC, EIC,
2959 Monterey/Salinas Highway                F&C, SICH, SRC and SRI;
Monterey, California 93940                   President and Chief Executive
                                             Officer of DPIC

Bertram J. Cohn (1)                          Managing Director, First
437 Madison Avenue, 30th Floor               Manhattan Company, invest-
New York, New York 10022                     ment bankers


John C. Colman (1)                           Private investor and consultant
4 Briar Lane
Glencoe, Illinois 60022


Larry D. Hollen (1--10)                      President and Chief Operating
Orion Capital Corporation                    Officer of Orion; President of CI,
9 Farm Springs Drive                         EIC, F&C and SICH; Vice Chairman
Farmington, Connecticut 06032                of CSIC, DPIC, EBIC and SRC; Chair-
                                             man of SRI


- --------------------------------------------------------------------------------
(1) Director of Orion                       (6) Director of EIC
(2) Director of CI                          (7) Director of F&C
(3) Director of CSIC                        (8) Director SICH
(4) Director of DPIC                        (9) Director of SRC
(5) Director of EBIC                       (10) Director of SRI

                                            Principal Occupation
Name and Address                            of Employment
- ----------------------                      --------------------

Robert H. Jeffrey (1)                       Chairman of the Board, Jeflion
The Jeffrey Company                         Investment Company, Chairman
88 E. Broad Street, Suite 1560              of the Board, The Jeffrey Company,
Columbus, Ohio 43215                        a privately held investment company
                                            which is the parent of Jeflion
                                            Investment Company


Warren R. Lyons (1)                         Chairman, Avco Financial Services, a
Avco Financial Services                     financial services company and a
600 Anton Boulevard                         subsidiary of Textron Inc.
Costa Mesa, California 92628

James K. McWilliams (1)                     Proprietor of McWilliams & Company
2288 Broadway #8                            and general partner of McWilliams
San Francisco, California 94115             Associates, investment counselors;
                                            General Partner, Mt. Eden Vineyards,
                                            Inc.

Ronald W. Moore (1)                         Adjunct Professor of Business
Morgan Hall                                 Administration - Harvard University
Soldiers Field
Boston, Massachusetts 02163

Robert B. Sanborn (1)                       Senior Executive Consultant to Orion
Orion Capital Corportion
9 Farm Springs Drive
Farmington, Connecticut 06032


William J. Shepherd (1)                     Private investor
109 Golf Edge
Westfield, New Jersey 07090

- --------------------------------------------------------------------------------
(1)  Director of Orion

                                       Principal Occupation
Name and Address                       of Employment
- ----------------------                 --------------------

John R. Thorne (1)                     Morgenthaler Professor of Entre-
Furnace Run                            preneurship, Graduate School of
Laughlintown, Pennsylvania 15655       Industrial Administration, Carnegie-
                                       Mellon University; Chairman, The
                                       Enterprise Corporation of Pittsburgh,
                                       a non-profit corporation encouraging
                                       and supporting entrepreneurial
                                       businesses

Roger B. Ware (1)                      President and Chief  Executive Officer of
Guaranty National Corporation          Guaranty National Corporation, an
9800 South Meridian Boulevard          affiliate of Orion
Englewood, Colorado 80112


Raymond W. Jacobsen (3, 5 and 6)       Senior Vice President of Orion, CI,
Orion Capital Corporation              DPIC, EIC, F&C, and SICH; Chairman of
9 Farm Springs Drive                   EBIC, President of CSIC
Farmington, Connecticut 06032


Daniel L. Barry (2--10)                Vice President, Chief Financial Officer
Orion Capital Corporation              and Controller of Orion; Vice Chairman
9 Farm Springs Drive                   and Chief Financial Officer of SRC and
Farmington, Connecticut 06032          SRI; Senior Vice President, Chief
                                       Financial Officer and Controller
                                       of CI, CSIC, DPIC, EBIC, EIC, F&C
                                       and SICH

- --------------------------------------------------------------------------------
(1) Director of Orion                  (6)  Director of EIC
(2) Director of CI                     (7)  Director of F&C
(3) Director of CSIC                   (8)  Director SICH
(4) Director of DPIC                   (9)  Director of SRC
(5) Director of EBIC                  (10)  Director of SRI

                                        Principal Occupation
Name and Address                        of Employment
- ----------------------                  --------------------


Michael P. Maloney (2--4 & 6--9)        Vice President, General Counsel and
Orion Capital Corporation               Secretary of Orion; Senior Vice
600 Fifth Avenue                        President, Assistant Secretary of CI,
New York, New York 10020                CSIC, DPIC, EBIC, EIC, F&C, SICH
                                        and SRC


William G. McGovern                     Vice President and Chief Actuary of
Orion Capital Corporation               Orion; Senior Vice President and Chief
9 Farm Springs Drive                    Actuary of CI, CSIC, DPIC, EBIC,
Farmington, Connecticut 06032           EIC, F&C, SICH and SRC


Vincent T. Papa (2--4 & 7--9)           Vice President and Treasurer of Orion;
Orion Capital Corporation               Chairman of Wm. H. McGee & Co.,
600 Fifth  Avenue                       Inc., a wholly-owned subsidiary of
New York, New York 10020                Orion; Senior Vice President of each of
                                        the Subsidiaries


Raymond J. Schuyler (8)                 Vice President of Orion; Senior Vice
Orion Capital Corportaion               President-Investments of each of the
600 Fifth Avenue                        Subsidiaries
New York, New York 10020


Jonathan H. Gice (5)                    President of EBIC; Vice President of
EBI Companies                           EIC, F&C and SICH
325 North Corporate Drive
Suite 100
Brookfield, Wisconsin 53045

- --------------------------------------------------------------------------------
(1) Director of Orion                   (6)  Director of EIC
(2) Director of CI                      (7)  Director of F&C
(3) Director of CSIC                    (8)  Director SICH
(4) Director of DPIC                    (9)  Director of SRC
(5) Director of EBIC                   (10)  Director of SRI

                                           Principal Occupation
Name and Address                           of Employment
- ----------------------                     --------------------

Lawrence D. Nolen (9 & 10)                 President of SRC and SRI;Vice
Orion Capital Companies                    President of SICH
312 Farmington Avenue
Farmington, Connecticut 06032


Eva Schlehofer (2, 5, 6 &7)                Senior Vice President of CI, CSIC,
Orion Capital Companies                    DPIC EBIC, EIC, F&C, & SICH
9 Farm Springs Drive
Farmington, Connecticut 06032


Stanley G. Fullwood (2--9)                 Vice President, General Counsel and
Orion Capital Companies                    Secretary of each of the Subsidiaries
9 Farm Springs Drive
Farmington, Connecticut 06032


Craig A. Nyman                             Vice President and Treasurer of each
Orion Capital Companies                    of the Subsidiaries
9 Farm Springs Drive
Farmington, Connecticut 06032


Graham A. Addington                        Senior Vice President of DPIC; Vice
Security Insurance Company of Hartford     President of SICH
155 University Avenue, Suite 702
Toronto, Ontario M5H 3B7
Canada

- --------------------------------------------------------------------------------
(1) Director of Orion                     (6) Director of EIC
(2) Director of CI                        (7) Director of F&C
(3) Director of CSIC                      (8) Director SICH
(4) Director of DPIC                      (9) Director of SRC
(5) Director of EBIC                     (10) Director of SRI

                                               Principal Occupation
Name and Address                               of Employment
- ----------------------                         --------------------

A. Russell Chaney                              Senior Vice President of DPIC
Design Professionals Insurance Company
2959 Monterey/Salinas Highway
Monterey, California 93940


Richard D. Cromwell                            Senior Vice President of DPIC
Design Professionals Insurance Company
2959 Monterey/Salinas Highway
Monterey, California 93940


William M. Demmon                              Senior Vice President of DPIC
Design Professionals Insurance Company
2959 Monterey/Salinas Highway
Monterey, California 93940


Ralph M. Hermann                               Senior Vice President of CI,
Orion Capital Companies                        EBIC, EIC and F&C
9 Farm Springs Drive
Farmington, Connecticut 06032


Paul E. McCarthy                               Senior Vice President of DPIC;
Peninsula Excess Insurance Brokers, Inc.       President of Peninsula Excess
1640 Powers Ferry Road                         Insurance Brokers, Inc., a
Building 5, Suite 250                          subsidiary of Orion
Marietta, Georgia 30067


George R. Nebel                                Senior Vice President of SRI;
Security Reinsurance Company                   Vice President of CI, F&C, SICH
111 Pavonia Avenue, Suite 1201                 and SRC
Jersey City, New Jersey 07310

                                               Principal Occupation
Name and Address                               of Employment
- ----------------------                         --------------------
Thomas M. Okarma                               Senior Vice President - Chief
Design Professionals Insurance Company         Claims Officer of DPIC
2959 Monterey/Salinas Highway
Monterey, California 93940


Roy B. Pomerantz                               Senior Vice President of SRI;
SecurityRe, Inc.                               Vice President of CI, F&C, SICH
312 Farmington Avenue                          and SRC
Farmington, Connecticut 06032


David J. Vermeulen                             Senior Vice President of DPIC,
Design Professionals Insurance Company         Vice President of SICH
2959 Monterey/Salinas Highway
Monterey, California 93940


Florence E. Whitmire                          Senior Vice President of DPIC;
Design Professionals Insurance Company         Vice President of SICH
2959 Monterey/Salinas Highway
Monterey, California 93940

                                   APPENDIX B

                         Purchases of GNC Stock by DPIC

                                         Number                  Price Per Share
Date                                    of Shares             (including commission)
- ----                                    ---------             ----------------------
3/11/96                                   1,900                      $13.56

3/12/96                                  10,000                       13.685

3/12/96                                   1,600                       13.56

                                   APPENDIX C

                Ownership of GNC Stock by Officers and Directors

                          of Orion and the Subsidiaries


           Name                                            No. of Shares
           ----                                            -------------

     W. Marston Becker                                          1,400

     Bertram J. Cohn                                          103,600*

     Robert B. Sanborn                                          1,000

     Raymond J.Schuyler                                           500

     William J. Shepherd                                        5,000

     John R. Thorne                                             1,500

     Roger B. Ware                                             74,321**


                       Sale of GNC Stock by Orion Director

                                                         Price Per Share
Name                    Date      No. of Shares        (net of commission)
- ----                    ----      -------------        -------------------
Robert H. Jeffrey      3/11/96       1,300                   $13.50


- ------------

* Mr. Cohn, as a managing director of First Manhattan Company, acts as co-manager in conjunction with another co-manager of each of two discretionary accounts which hold an aggregate of 103,600 shares of GNC Common Stock.

** As reported in the Company's proxy statement dated March 28, 1996 for its annual meeting of stockholders.

                                  EXHIBIT INDEX


EXHIBIT                                                                      Page
- -------                                                                      ----
1            Offer to Purchase dated May 8, 1996                              25

2            Form of Letter of Transmittal

3            Form of Press Release of Orion dated
             May 7, 1996